UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

CALIFORNIA RESOURCES CORPORATION
(Name of Issuer)

Common Shares, $0.01 par value per share
(Title of Class of Securities)
13057Q305*
(CUSIP)
George Travers
GoldenTree Asset Management LP
300 Park Avenue, 21st Floor
New York, New York 10022
(212) 847-3500
(Name, address and telephone number of person authorized to receive notices and communications)

October 27, 2020
(Date of event which requires filing of this statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 13057Q305	SCHEDULE 13D	Page 2 of 8

1	NAME OF REPORTING PERSON GoldenTree Asset Management LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 19,882,817 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 19,882,817
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,882,817
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.9% (2)
14	TYPE OF REPORTING PERSON IA, PN

(1)
Represents (i) 19,407,261 common shares, $0.01par value per share “Common Shares”) of the Issuer, and (ii) 475,556 Common Shares that would result from the exercise of 475,556 warrants of the Issuer entitling the holder thereof to purchase one Common Share at an exercise price of $36.01 per share (the “Warrants”).

(2)	Based on 83,319,721 Common Shares outstanding, as reported on the Issuer’s Form 10-Q filed with the Securities and Exchange Commission (the “SEC”) on November 5, 2020 (the “Form 10-Q”).

CUSIP No. 13057Q305	SCHEDULE 13D	Page 3 of 8

1	NAME OF REPORTING PERSON GoldenTree Asset Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 19,882,817 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 19,882,817
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,882,817
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.9% (2)
14	TYPE OF REPORTING PERSON HC, OO

(1)	Represents (i) 19,407,261 Common Shares of the Issuer, and (ii) 475,556 Common Shares that would result from the exercise of 475,571 Warrants.
(2)	Based on 83,319,721 Common Shares outstanding, as reported on the Form 10-Q.

CUSIP No. 13057Q305	SCHEDULE 13D	Page 4 of 8

1	NAME OF REPORTING PERSON Steven A. Tananbaum
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 19,882,817 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 19,882,817
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,882,817
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.9% (2)
14	TYPE OF REPORTING PERSON HC, IN

(1)	Represents (i) 19,407,261 Common Shares of the Issuer, and (ii) 475,556 Common Shares that would result from the exercise of 475,571 Warrants.
(2)	Based on 83,319,721 Common Shares outstanding, as reported on the Form 10-Q.

CUSIP No. 13057Q305	SCHEDULE 13D	Page 5 of 8

1	NAME OF REPORTING PERSON GoldenTree Distressed Master Fund III LTD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,245,348 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,245,348
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,245,348
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.3% (2)
14	TYPE OF REPORTING PERSON CO

(1)	Represents (i) 5,086,101 Common Shares of the Issuer, and (ii) 159,247 Common Shares that would result from the exercise of 159,247 Warrants.
(2)	Based on 83,319,721 Common Shares outstanding, as reported on the Form 10-Q.

CUSIP No. 13057Q305	SCHEDULE 13D	Page 6 of 8

ITEM 1.	Security and Issuer.

This Amendment No. 1 to Schedule 13D ( as so amended, the “Schedule 13D”) is being filed to amend the Schedule 13D as originally filed with the SEC on November 6, 2020 to correct certain information regarding the holdings of the Reporting Persons, and relates to the common shares, $0.01 par value per share (the “Common Shares”), of California Resources Corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 27200 Tourney Road, Suite 200, Santa Clarita, California.

ITEM 2.	Identity and Background.

No material change.

ITEM 3.	Source and Amount of Funds or Other Consideration.

Item 3 is amended and restated as follows:

The disclosure in Item 4 below is incorporated herein by reference.

On July 15, 2020, the Issuer and certain of its subsidiaries filed voluntary petitions for reorganization under Chapter 11 of Title 11 of the United States Code (the “Bankruptcy Code”) in the United States Bankruptcy Court for the Southern District of Texas, Houston Division (the “Bankruptcy Court”) in order to effectuate the Joint Chapter 11 Plan of Reorganization of California Resources Corporation et al., dated July 24, 2020 (as amended, supplemented or modified, the “Plan”), a copy of which is filed as Exhibit 2.1 to the Issuer’s Form 8-A12B filed with the SEC on October 27, 2020 (the “Form A12B”) . On October 13, 2020, the Bankruptcy Court entered an order confirming the Plan (the “Confirmation Order”), a copy of which was filed as Exhibit 99.1 to the Form 8-A12B. On October 27, 2020 (the Effective Date”), the Company satisfied the conditions specified in the Confirmation Order and the Plan became effective.

Pursuant to the Plan, the Issuer effected a restructuring (the “Restructuring”), pursuant to which, among other things, holders (the “Holders”) of claims (as defined in section 101(5) of the Bankruptcy Code, the “Claims”) or interests (as defined in section 101(16) of the Bankruptcy Code, the “Interests”) in the Issuer and certain of its subsidiaries were permitted to surrender such Claims and Interests for a mixture of newly issued Common Shares and newly issued Warrants. As Holders, the Funds and Managed Accounts surrendered their Claims and Interests for 11,213,989 Common Shares and 428,097 Warrants, collectively. In addition, The Funds and Managed Accounts purchased 6,141,023 Common Shares in a rights offering conducted as part of the Restructuring, and received 2,052,249 Common Shares and 47,459 Warrants in consideration for a backstop fee paid in connection with the rights offering. The following table sets forth the Common Shares and Warrants received by the Funds and Managed Accounts pursuant to the Restructuring.

Fund or Managed Account	Common Shares	Warrants
GOLDENTREE DISTRESSED MASTER FUND III LTD	5,086,101	159,247
Other Funds and Managed Accounts	14,321,160	316,212
Total	19,407,261	475,459

Warrants
Each Warrant distributed as part of the Restructuring will entitle its holder to subscribe for one Common Share at an exercise price of US$36.01 per Common Share. Each Warrant will be exercisable at any time, at the sole discretion of the holder, during a period of four years, beginning on the Effective Date.

ITEM 4.	Purpose of Transaction.

No material change.

CUSIP No. 13057Q305	SCHEDULE 13D	Page 7 of 8

ITEM 5.	Interest in Securities of the Issuer.

Item 5 is amended and restated as follows:
(a) and (b) Items 7 through 11 and 13 of each of the cover pages of this Schedule 13D and Item 3 are incorporated herein by reference. Such information is based on 83,319,721 Common Shares outstanding, as reported on the Form 10-Q.
(c) The information in Item 3 and Item 4 is incorporated herein by reference. Except as set forth in this Schedule 13D, there have been no transactions in the Common Shares of the Issuer effected during the past 60 days by any person named in Item 2 hereof.
(d) The disclosure in Item 2(c) of this Schedule 13D is incorporated by reference herein.
(e) Not applicable.

ITEM 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

No material change.

Item 7.	Material to Be Filed as Exhibits.

Exhibit	Description

99.1	Agreement Regarding the Joint Filing of Schedule 13D by and among the Reporting Persons (previously filed).
99.2	Form of Registration Rights Agreement between the Issuer, the Reporting Persons and certain other shareholders identified therein (incorporated by reference to Exhibit 10.1 of the Form 8-A12B).

CUSIP No. 13057Q305	SCHEDULE 13D	Page 8 of 8

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
November 10, 2020
GOLDENTREE ASSET MANAGEMENT LP

By: GoldenTree Asset Management LLC, its general partner

/s/ Steven A. Tananbaum
By: Steven A. Tananbaum
Title: Managing Member

GOLDENTREE ASSET MANAGEMENT LLC

/s/ Steven A. Tananbaum
By: Steven A. Tananbaum
Title: Managing Member

STEVEN A. TANANBAUM

/s/ Steven A. Tananbaum
Steven A. Tananbaum

GOLDENTREE DISTRESSED MASTER FUND III LTD

By: GoldenTree Asset Management LP, its investment advisor

/s/ Steven A. Tananbaum
By: Steven A. Tananbaum
Title: Authorized Person